

MAY 2020

Company disclosure statement

As a publicly traded company, Rekor Systems, Inc. (Nasdaq: REKR) is required to disclose the information below.

This presentation includes statements concerning Rekor Systems, Inc. and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may", "should", "expects", "plans", "anticipates", "could", intends", "target", "projects", "contemplates", "believes", "estimates", "predicts", "potential", or "continue", by the negative of these terms or by other similar expressions.

All forward-looking statements contained in this presentation speak only as of the date on which they were made and are based on management's assumptions and estimates of such date. We do not undertake any obligation to publicly update any forward-looking statement, whether as a result of the receipt of new information, the occurrence of future events, or otherwise.

All trademarks, service marks, and trade names of Rekor Systems, Inc., and/or its subsidiaries and affiliates (collectively, "Rekor"), used herein are trademarks, service marks, or registered trademarks of Rekor. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners.





AI driven decisions

Rekor is driven to provide faster, real-time roadway intelligence enabling informed decisions with greater outcomes.

Markets we serve

Rekor bridges commercial and government sectors with actionable, real-time vehicle recognition data.



PUBLIC SAFETY



CUSTOMER EXPERIENCE



SMART CITIES



Our progress

In a short amount of time, Rekor has disrupted a mature market with AI-driven technology, an innovative business model, and proven results.

 Strong footprint across multiple markets

 Global customer base in more than 70 countries

 Disruptive pricing model



Customers utilizing Rekor AI

Our technology empowers influential businesses, cities, and departments to effectively deal with evolving needs.





















UNC GREENSBORO

aws cloud innovation centers

NOKIA

veroGo É só passar.

CALIFORNIA STATE UNIVERSITY FULLERTON

MT. JULIET Tennessee

REEF

U.S. DEPT OF DEFENSE

E470

HARTFORD CONNECTICUT

The evolution to real-time roadway intelligence

Rekor's technology is propelling the evolution from traditional OCR systems to AI-enabled smart roadways.







LEGACY, OCR-BASED ALPR

REKOR'S AI-BASED VEHICLE RECOGNITION

REKOR'S SMART ROADWAYS

What is it?

- More than just license plate identification
- Includes vehicle characteristics and behavior
- Leads the industry in accuracy across vehicle recognition suite
- Provides real-time, actionable insights for customers


TOYOTA SUV BLACK
NORTHBOUND AT 2:58PM
2CR7 181
MARYLAND
CHEVY SUV GREY
SOUTHBOUND AT 2:58PM
1APN 293
CALIFORNIA
MAZDA SEDAN BLACK
NORTHBOUND AT 2:58PM
TRC 1672
CALIFORNIA
BUICK SEDAN SILVER
SOUTHBOUND AT 2:58PM
BGY 601
NEW YORK

How does it work?

Municipalities and businesses can increase safety and efficiencies when they apply vehicle recognition data to their workflow and operations.



BUSY ROADS



ACCESS CONTROL



DRIVE-THRU & CURBSIDE

Why is it better?

In addition to detecting a license plate, Rekor's vehicle intelligence captures unique attributes that allow users to quickly locate vehicles of interest, detect roadway and traffic anomalies and gather valuable metadata.



- ✓ COLOR
- ✓ MAKE
- ✓ MODEL
- ✓ STATE OF ORIGIN
- ✓ PLATE
- ✓ BEHAVIOR & MOVEMENT



Where is it used?

The application of vehicle recognition data in a multitude of businesses drives better outcomes.

 Quick service businesses

 Parking enforcement

 Law enforcement

 Home security and automation

 National defense

 Fleet/asset management



How do we deliver it?

12 unique products deployed in tightly bundled software and hardware offerings.

✓ Subscription model with full lifetime updates and support

✓ Hardware agnostic integrations

✓ Customizable for multiple markets



✓ Tailored dashboards to provide actionable insights per user

✓ Frictionless, self-serve sign-up

✓ Best-in-class security

A $31 billion addressable market

Rekor's vehicle recognition product portfolio sits at the intersection of the Video Surveillance, ALPR, Video and Parking Management markets.



$31.6 B

$24.2 B

ALPR[1]

Video Management Software[2]

Parking Management[3]

Video Surveillance[4]

2019	
$0.6 B	
$1.7 B	
$3.6 B	
$18.3 B	

2025	
$1.3 B	
$4.8 B	
$5.5 B	
$20 B	

Sources: (1) ALPR Market Study Report (2) & (3) Grandview Research (4) IHS Markit 2020

2019

2025



Building a data ecosystem

The Rekor Network will allow law enforcement, municipalities and commercial entities to share vehicle recognition data across jurisdictional boundaries.

- ✔ Platform to share actionable intelligence to make cities safer and smarter

- ✔ Constantly growing ecosystem provides exponentially more valuable data

- ✔ Metadata can be extracted from the platform and anonymized to allow metadata to feed marketing insights



Unrivaled privacy and security

Rekor uses industry leading security technologies to protect license plate and personal data from unauthorized access or use.



✓ **DATABASE SECURITY**

Data is stored in secure databases where only authorized system admins have access

✓ **DATA ACCESS**

Data is accessible 24/7 until it is purged after 5 or 60 days, depending on plan

✓ **DATA PRIVACY**

Data is only used to provide our services; we do not share Personally Identifiable Information (PII)

✓ **DATA ENCRYPTION**

End-to-end encryption, using AES-256 encryption algorithm to encrypt data at rest, and we use SSL/TLS for encryption during transport

✓ **CJIS COMPLIANCE**

Hosted on AWS GovCloud, we offer an optional CJIS compliant platform to handle info securely

✓ **PAYMENT ENCRYPTION**

Credit card information is never stored, and we utilize a certified PCI Service Provider Level 1 merchant

A highly experienced team



Robert A. Berman

President, CEO, Director

Since 2000, Mr. Berman has served as GP of Avon Road Partners, invested in technology, real estate, broadcast media and gaming industries.



Eyal Hen

Chief Financial Officer

Mr. Hen has more than 16 years experience as a global finance and business management executive in corporate environments.



Rod Hillman

Chief Operating Officer

From 2013 to 2019, Mr. Hillman served as President and COO of Brekford Traffic Safety.



Chris Kadoch

Chief Technology Officer

Mr. Kadoch served for 12 years as VP and Chief Scientist at L3 Communications, was CTO of an APAC AI/video analytics company and provided strategic guidance into Axon Enterprises.



Matt Hill

Chief Science Officer

From 2015 to 2019, Mr. Hill led OpenALPR Technology, which he founded.



Susan Crandall

Chief Marketing Officer

Ms. Crandall brings two decades of business experience in the data and technology field, holding leadership roles at Motorola Solutions, Vigilant Solutions and LexisNexis.



Scott Rutherford

Chief Innovation Officer

Mr. Rutherford founded Pelican Mobile in 1996 and helped guide transformations to Brekford Traffic Safety and Rekor.



Riaz Latifullah

Executive Vice President Corporate Development

Prior to Rekor, Mr. Latifullah served as the Chief Financial Officer of the American Grandparents Association.



Charlie Degliomini

Executive Vice President Gov't Relations & Corporate Comms

Mr. Degliomini was recently a Named Executive Officer for the NASDAQ Global Market traded Empire Resorts.

Why now?

Rekor's exceptional blend of seasoned talent, innovative technology, and disruptive business model drives success across markets and investment portfolios.

 Underfollowed in the public markets

 Software margins and recurring revenue

 Going to market now

 Disruptive technology and pricing

 Proof of concept delivered across portfolio

 Bridge to a big data play





REKOR.AI

NASDAQ: REKR

MAY 2020